

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 30, 2015

Scott E. Howe
Chief Executive Officer
Acxiom Corporation
P.O. Box 8190, 601 E. Third Street
Little Rock, Arkansas 72203

Re: Acxiom Corporation
Form 10-Q for the Quarterly Period Ended June 30, 2015
Filed August 7, 2015
File No. 000-13163

Dear Mr. Howe:

We have reviewed your September 10, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 27, 2015 letter.

Form 10-Q for the Quarterly Period Ended June 30, 2015

Consolidated Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Reclassifications, page 9

1. We note your response to prior comment 1 and have the following comments:

    - Please explain why you believe that using the predominate function performed by your employees was an appropriate basis to classify expenses in prior periods. Your response further indicates that you have evolved from certain functions being performed by generalists with multiple responsibilities to these functions

being staffed with dedicated and specialized personnel. In this regard, clarify why your expense classification methodology should change when it appears that your current presentation is based on a change in functions performed by your employees. Article 5 of Regulation S-X requires that the Company's financial statements report costs and expenses based on the function performed by its employees (e.g., cost of revenue vs. selling, general and administrative). The Company has the obligation to maintain books and records in a manner to achieve this reporting objective, and we recognize that in some circumstances, reasonable allocation methodologies may be warranted. Please explain how your financial statement expense classification materially complied with Article 5 of Regulation S-X.

o Please describe your basis for reallocating the prior year amounts considering that certain functions were previously being performed by generalists with multiple responsibilities. Clarify how you were able to establish this basis subsequent to the reporting period.

o We note that you have expanded your definition of research and development expenses to include additional costs related to product engineering and product/project management functions supporting research, new developments and related product enhancements. Please explain how such costs were previously assigned or allocated. Tell us your consideration of disclosing the impact of this change in your quarterly filings. In addition, clarify whether the R&D expense disclosed in prior periods is consistent with the definition in ASC 730.

o Please clarify the nature and amount of research and development costs previously included in cost of revenues other than the capitalization of software to be sold, leased or otherwise marketed. Explain how those other research and development expenses other than the capitalization of software to be sold, leased or otherwise marketed are directly related to the services rendered.

o As part of your response, explain in greater detail how you determined that the reclassification did not result from a mistake in the application of GAAP or oversight or misuse of facts that existed at the time the financial statements were prepared. If you conclude the reclassification represents an error, please provide us with a reasonably detailed SAB 99 analysis encompassing each period affected including annual periods, and if material, tell us your consideration of amending your most recent Form 10-K.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Office of Information Technologies
and Services